UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

Saul Centers, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

804395 10 1

(CUSIP Number)

William F Anhut, Jr.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 28 Pages

Page 2 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS B. Francis Saul II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 158,888
	8.	SHARED VOTING POWER (See Item 5) 10,683,948
	9.	SOLE DISPOSITIVE POWER (See Item 5) 158,888
	10.	SHARED DISPOSITIVE POWER (See Item 5) 10,683,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,842,836
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14.	TYPE OF REPORTING PERSON IN

Page 3 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS B. F. Saul Property Company (formerly Franklin Property Company)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 507,220
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 507,220
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,220
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14.	TYPE OF REPORTING PERSON CO

Page 4 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS Westminster Investing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 643,779
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 643,779
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 643,779
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON CO

Page 5 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS Van Ness Square Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 609,173
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 609,173
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,173
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON CO

Page 6 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS B.F. Saul Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION District of Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 232,536
	8.	SHARED VOTING POWER (See Item 5) 9,114,331
	9.	SOLE DISPOSITIVE POWER (See Item 5) 232,536
	10.	SHARED DISPOSITIVE POWER (See Item 5) 9,114,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,346,867
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%
14.	TYPE OF REPORTING PERSON CO

Page 7 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS B.F. Saul Real Estate Investment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 6,414,481
	8.	SHARED VOTING POWER (See Item 5) 2,192,630
	9.	SOLE DISPOSITIVE POWER (See Item 5) 6,414,481
	10.	SHARED DISPOSITIVE POWER (See Item 5) 2,192,630
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,607,111
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
14.	TYPE OF REPORTING PERSON OO

Page 8 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS Avenel Executive Park Phase II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 11,996
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 11,996
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,996
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

Page 9 of 28 Pages

13D

CUSIP NO. 804395 10 1
1.	NAMES OF REPORTING PERSONS Dearborn, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (See Item 5) 2,180,634
	8.	SHARED VOTING POWER (See Item 5) 0
	9.	SOLE DISPOSITIVE POWER (See Item 5) 2,180,634
	10.	SHARED DISPOSITIVE POWER (See Item 5) 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,634
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14.	TYPE OF REPORTING PERSON OO

Page 10 of 28 Pages

AMENDMENT NO. 30

TO

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background.

Item 2 is amended in its entirety to read as follows:

This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Company (the “Saul Company”), (6) B. F. Saul Real Estate Investment Trust (the “Saul Trust”), (7) Avenel Executive Park Phase II, L.L.C. and (8) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. are hereinafter referred to collectively as the “Saul Entities.”

B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) the Saul Company, and (iii) the Saul Trust. The business address for Mr. Saul, Saul Centers, Saul Company and the Saul Trust is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Company is a corporation organized and existing under the laws of the District of Columbia. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company.

B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Page 11 of 28 Pages

Avenel Executive Park Phase II, L.L.C., a Maryland limited liability company, is a company engaged in the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Avenel Executive Park Phase II, L.L.C.

Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

Name[1]	Position with Company and Present Principal Occupation if Different
B. Francis Saul III	Chairman of the Board and President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President and Director; Vice President and Assistant Secretary, Saul Centers, Inc.

Thomas H. McCormick	Director; Senior Vice President and General Counsel, Saul Centers, Inc.

Jessica L. Parker	Secretary and Director

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

Henry C. Parrish III	Senior Vice President

Mark G. Carrier	Senior Vice President

Joel A. Friedman	Treasurer and Senior Vice President

Bryon S. Barlow	Senior Vice President – Office Management

Enio P. Guerra	Vice President

[1]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 12 of 28 Pages

Barbara I. Reifsnider	Vice President

Alison B. Rubin	Vice President

Kenneth F. Kovach	Senior Vice President

Donald A. Hachey	Vice President; Vice President, Saul Centers, Inc.

Mark A. Hardy	Vice President

Terry Landers	Vice President

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Mary Lou Mayer	Vice President; Vice President, Saul Centers, Inc.

M. Scott Campbell	Vice President

John A. Spain	Vice President

Derrick A. Wade	Vice President

Westminster Investing Corporation

Name[2]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chairman of the Board, President and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	Executive Vice President and Director; President and Director, Saul Centers, Inc.

George M. Rogers, Jr.[3]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP

Thomas H. McCormick	Executive Vice President and General Counsel; Senior Vice President and General Counsel, Saul Centers, Inc.

Jessica L. Parker	Vice President and Secretary

Jane Stunkel	Vice President and Treasurer

[2]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[3]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

Page 13 of 28 Pages

Van Ness Square Corporation

Name[4]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President, Secretary and Director; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.	Vice President, Treasurer and Director; Vice President, Saul Centers, Inc.
B. F. Saul Company
Name[5]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman of the Board and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

B. Francis Saul III	President and Director; President and Director, Saul Centers, Inc.

Thomas H. McCormick	General Counsel, Senior Vice President, Chief Financial Officer and Director; Senior Vice President and General Counsel, Saul Centers, Inc.

George M. Rogers, Jr. [6]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP

John R. Whitmore[7]	Director; Financial Consultant; Director, Saul Centers, Inc.

[4]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[5]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[6]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[7]	Mr. Whitmore’s business address is 630 Fifth Avenue, Suite 2045, New York, New York 10111.

Page 14 of 28 Pages

Kashiyo Enokido	Executive Vice President

Mark G. Carrier	Senior Vice President

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

J. Page Lansdale	Senior Vice President; Senior Vice President, Saul Centers, Inc.

Robert Wulff	Senior Vice President; Senior Vice President, Saul Centers, Inc.

Jessica L. Parker	Assistant Vice President and Secretary

Scott G. Armstrong	Vice President

Bryon S. Barlow	Senior Vice President – Office Management

Steven W. Brand	Vice President

M. Scott Campbell	Vice President

Joan E. Cerimele	Vice President

Christopher H. Connolly	Vice President

Vicki Crowe	Vice President

Tricia Culpepper	Vice President

Clyde R. Dismukes	Vice President

Deborah D. Gault	Vice President

Timothy S. Gillen	Vice President

Enio P. Guerra	Vice President

Donald A. Hachey	Vice President; Vice President, Saul Centers, Inc.

J. Craig Hamilton	Vice President

Mark A. Hardy	Vice President

Fadwa Hasan	Vice President

Burke F. Hayes	Senior Vice President

Page 15 of 28 Pages

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Ted Koutris	Vice President

Kenneth F. Kovach	Senior Vice President

Terry G. Landers	Vice President

Maria S. LeFrancois	Vice President

Mary Lou Mayer	Vice President; Vice President, Saul Centers, Inc.

David J. Makarsky	Vice President

Tanya Marhefka	Vice President

Henry C. Parrish III	Senior Vice President

Victoria Perkins	Senior Vice President

Barbara C. Phillips	Vice President; Vice President, Saul Centers, Inc.

Barbara I. Reifsnider	Vice President

Mark L. Rigsby	Vice President

Alison B. Rubin	Vice President

Sandra A. Seely	Vice President

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

John A. Spain	Vice President

Merle F. Sustersich	Senior Vice President

Mike Swasey	Vice President

Derrick A. Wade	Vice President

Page 16 of 28 Pages

B. F. Saul Real Estate Investment Trust

Name[8]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Trustee, Chairman and Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

Gilbert M. Grosvenor[9]	Trustee; Chairman of the Board of Trustees, National Geographic Society; Director, Saul Centers, Inc.

George M. Rogers, Jr.[10]	Trustee; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP.

John R. Whitmore[11]	Trustee; Financial Consultant; Director, Saul Centers, Inc.

Philip D. Caraci	Trustee; Vice Chairman, Saul Centers, Inc.

B. Francis Saul III	Trustee, Senior Vice President and Secretary; President and Director, Saul Centers, Inc.

Thomas H. McCormick	Vice President, General Counsel and Chief Financial Officer; Senior Vice President and General Counsel, Saul Centers, Inc.

Joel A. Friedman	Vice President, Treasurer and Chief Accounting Officer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Bryon S. Barlow	Vice President

Patrick T. Connors	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Mark G. Carrier	Vice President

Steven N. Corey	Vice President

Donald A. Hachey	Vice President; Vice President, Saul Centers, Inc.

[8]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[9]	Mr. Grosvenor’s business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.
[10]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037
[11]	Mr. Whitmore’s business address is 630 Fifth Avenue, New York, New York 10111.

Page 17 of 28 Pages

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Henry C. Parrish III	Vice President

Mark L. Rigsby	Vice President

Victoria Perkins	Vice President

John A. Spain	Vice President

Merle F. Sustersich	Vice President

Robert Wulff	Vice President; Senior Vice President, Saul Centers, Inc.
Avenel Executive Park Phase II, L.L.C.
Name[12]	Position with Company and Present Principal Occupation if Different
B. Francis Saul III	President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Patrick T. Connors	Vice President

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Merle F. Sustersich	Secretary
Dearborn, L.L.C.
Name[13]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc.

[12]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[13]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 18 of 28 Pages

B. Francis Saul III	President; President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Joel A. Friedman	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Patrick T. Connors	Vice President

J. Page Lansdale	Vice President; Senior Vice President, Saul Centers, Inc.

Henry C. Parrish III	Vice President

Merle F. Sustersich	Secretary

None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety to read as follows:

A Deferred Compensation and Stock Plan for Directors (the “Directors Plan”) was established by Saul Centers for the benefit of its directors and their beneficiaries.

Page 19 of 28 Pages

Pursuant to the Directors Plan, B. Francis Saul II has elected to defer all of his director’s fees into a stock deferred fee account. Fees earned during a calendar quarter are aggregated and divided by the Common Stock’s closing market price on the first trading day of the following quarter to determine the number of shares to be allocated to Mr. Saul. Upon the occurrence of events specified in the Directors Plan, amounts credited to the stock deferred fee account shall be paid by the delivery by Saul Centers of certificates representing a like number of shares of Common Stock. Under the terms of the Directors Plan, Mr. Saul is not eligible to vote or dispose of the shares of Common Stock until they are issued. Because Mr. Saul does not have the current ability to vote or dispose of the shares of Common Stock, they have not historically been reported on the Schedule 13D. However, although unlikely at this time, some of the events that would cause the delivery of the Common Stock to Mr. Saul could, in theory, take place within 60 days.

On the date of Amendment No. 29, Mr. Saul had deferred fees that would entitle him to delivery of 17,486.895 shares of Common Stock. Since the date of Amendment No. 29, Mr. Saul has deferred the following fees:

Date of Fee Deferral	Amount of Fees Deferred	Price per share	Number of shares
July 1, 2009	$7,400	$30.10	245.847
October 1, 2009	$6,200	$31.37	197.641
January 4, 2010	$6,200	$33.10	187.311
April 1, 2010	$6,200	$41.20	150.485

Amounts held in the stock deferred fee account receive dividends on the same basis as shares of Common Stock, with dividends being reinvested on terms identical to Saul Centers’ DRIP. Since the date of Amendment No. 29, the following dividend reinvestments were made pursuant to Mr. Saul’s stock deferred fee account:

Date of Reinvestment	Amount reinvested	Price per share	Number of shares
April 30, 2009	$6,819.92	$31.302	217.875
July 31. 2009	$7,000.78	$33.082	211.619
October 30, 2009	$6,609.67	$29.959	220.624
January 29, 2010	$6,756.46	$34.576	195.409
April 30, 2010	$6,880.95	$39.067	176.132

Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 29 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on April 30, 2009, July 31, 2009, October 30, 2009, January 29, 2010 and April 30, 2010. None of the Saul Entities participated in the DRIP on April 30, 2009 and July 31, 2009. The Saul Trust, B.F. Saul

Page 20 of 28 Pages

Property Company, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and the Saul Company participated in the DRIP on October 30, 2009, January 29, 2010 and April 30, 2010 and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
October 30, 2009	$2,196,503.55	$29.959	73,316.985
January 29, 2010	$2,227,568.17	$34.576	64,289.915
April 30, 2010	$2,275,127.14	$39.067	58,236.546

B. F. Saul Property Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
October 30, 2009	$176,924.43	$29.959	5,905.552
January 29, 2010	$179,054.37	$34.576	5,178.574
April 30, 2010	$180,904.74	$39.067	4,630.628

Avenel Executive Park Phase II, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
October 30, 2009	$4,161.75	$29.959	138.915
January 29, 2010	$4,228.82	$34.576	122.305
April 30, 2010	$4,276.94	$39.067	109.477

Dearborn, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
October 30, 2009	$760,709.34	$29.959	25,391.680
January 29, 2010	$769,842.63	$34.576	22,265.231
April 30, 2010	$777,837.41	$39.067	19,910.344

Saul Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
October 30, 2009	$81,120.58	$29.959	2,707.720
January 29, 2010	$82,094.73	$34.576	2,374.327
April 30, 2010	$82,949.16	$39.067	2,123.254

Under Saul Centers’ 2004 Stock Plan, the Board of Directors has approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has

Page 21 of 28 Pages

elected to participate in the DRIP with respect to these shares. In addition, under the 2004 Stock Plan, Mr. Saul receives an annual grant of an option to purchase 2,500 shares. Options to purchase 15,000 shares are exercisable within 60 days of this Amendment. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2009	$737.60	$31.302	23.564
July 31, 2009	$824.80	$33.082	24.932
October 30, 2009	$770.34	$29.959	25.713
January 29, 2010	$779.59	$34.576	22.547
April 30, 2010	$787.71	$39.067	20.163

In addition, Mrs. Patricia E. Saul, the wife of B. Francis Saul II, has participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to Mrs. Patricia E. Saul are being reported in this Schedule 13D because B. Francis Saul II, by reason of his possible influence over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by Mrs. Patricia E. Saul.

The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Patricia E. Saul (Mrs.)

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
April 30, 2009	$29,491.65	$31.302	942.165
July 31, 2009	$29,859.12	$33.082	902.579
October 30, 2009	$27,887.57	$29.959	930.858
January 29, 2010	$28,222.45	$34.576	816.244
April 30, 2010	$28,516.21	$39.067	729.931

ITEM 4.	Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Trusts (as defined in Item 5(b) below), B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Articles of Incorporation, as amended, of Saul Centers.

Page 22 of 28 Pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)
B. Francis Saul II	10,842,836	(1)	46.2
B. F. Saul Company	9,346,867	(2)	41.3
B. F. Saul Real Estate Investment Trust	8,607,111	(3)	38.4
Westminster Investing Corp.	643,779	(4)	3.5
Avenel Executive Park Phase II, L.L.C.	11,996	(5)	0.1
Dearborn, L.L.C.	2,180,634	(6)	11.0
B. F. Saul Property Company	507,220	(7)	2.8
Van Ness Square Corporation	609,173	(8)	3.3

(1)	Includes all of the shares of Common Stock beneficially owned by the Saul Entities, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 2,208 shares of Common Stock directly and owns options to purchase 15,000 shares of Common Stock that are exercisable within 60 days, as well as 19,290 shares of phantom stock pursuant to the Directors Plan, which may be exchanged for shares of Common Stock under certain circumstances. In addition, units equivalent to 99,376 shares of Common Stock are held in the individual 401(k) account of B. Francis Saul II. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. Mr. Saul disclaims beneficial ownership of 23,014 shares held by the Trusts, 79,941 shares held by Mrs. Patricia E. Saul and units equivalent to 4,188 shares of Common Stock held in the individual 401(k) account Mrs. Patricia E. Saul.
(2)	Includes all of the shares of Common Stock beneficially owned by B. F. Saul Property Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. B. F. Saul Company owns 232,536 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Company because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(3)	Includes all of the shares of Common Stock beneficially owned by Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. The Saul Trust owns 3,863,615 shares of Common Stock directly and holds units of limited partnership interest in Saul Holdings Limited Partnership convertible into 2,550,866 shares of Common Stock that are exercisable within 60 days. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Trust because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(4)	Westminster Investing Corp. owns 403,726 shares of Common Stock directly and holds units of limited partnership in Saul Holdings Limited Partnership convertible into 240,053 shares of Common Stock that are exercisable within 60 days.
(5)	Avenel Executive Park Phase II, L.L.C. owns 1,029 shares of Common Stock directly and holds units of limited partnership in Saul Holdings Limited Partnership convertible into 10,967 shares of Common Stock that are exercisable within 60 days.
(6)	Dearborn, L.L.C. owns 364,712 shares of Common Stock directly and holds units of limited partnership in Saul Holdings Limited Partnership convertible into 1,815,922 shares of Common Stock that are exercisable within 60 days.
(7)	B.F. Saul Property Company owns 282,724 shares of Common Stock directly and holds units of limited partnership in Saul Holdings Limited Partnership convertible into 224,496 shares of Common Stock that are exercisable within 60 days.

Page 23 of 28 Pages

(8)	Van Ness Square Corporation owns 35,062 shares of Common Stock directly and holds units of limited partnership in Saul Holdings Limited Partnership convertible into 574,111 shares of Common Stock that are exercisable within 60 days.

The number of Common Shares beneficially owned collectively by the reporting persons and other affiliates of B. Francis Saul II includes a total of 5,416,415 units of limited partnership interest in Saul Holdings Limited Partnership, a Delaware limited partnership (the “Partnership”), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, units may not be converted if doing so would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 39.9% of the aggregate value of Saul Centers’ outstanding equity stock, as calculated pursuant to Saul Centers’ Articles of Incorporation. Fluctuations in the price of the Common Stock and Saul Centers’ preferred stock will cause the number of units that are convertible at any given time to increase or decrease. The limited partnership agreement of Saul Holdings Limited Partnership was amended in December 2007 to increase the ownership threshold to its current level, from 24.9% of the aggregate value of Saul Centers’ outstanding equity stock. As a result, the Saul Trust, Westminster Investing Corp., Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C., B.F. Saul Property Company and Van Ness Square Corporation now report beneficial ownership of the units of limited partnership interest disclosed in footnotes 3-8, respectively.

b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Company shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Trust, B. F. Saul Property Company, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities with the other directors, trustees or general partners of the Saul Entities. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above.

Page 24 of 28 Pages

B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust (collectively, the “Trusts”), has the sole power to vote and the sole power to direct the disposition of 23,014 shares of Common Stock held by these Trusts. Because of his possible influence over the trustees and beneficiaries of the trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such trusts and by Mrs. Saul as indicated by the following table:

Owner	Number of Shares
George M. Rogers, Jr., Trustee FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II dated 12/30/76	24,500

Bank of America, N.A., Trustee u/w Andrew M. Saul FBO Elizabeth W. Saul	1,000

Trust FBO Elizabeth W. Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	8,621

Trust FBO Andrew M. Saul II u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	6,121

Trust FBO Patricia English Saul u/a dated 12/15/71, George M. Rogers, Jr., Successor Trustee	8,321

Trust FBO Sharon Elizabeth Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	3,000

Patricia E. Saul (Mrs.)	79,941

Patricia E. Saul (Mrs.) (401(k) account)	4,188

Because Mr. Saul is not the beneficial owner of the shares held by the trusts listed above, these shares are not included in Mr. Saul’s holdings in Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul’s holdings in Item 5(a) above.

The information with respect to the trustees of these trusts and with respect to Mrs. Saul required by Item 2 is as follows.

Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers’ business address.

Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers and Mrs. Saul are citizens of the United States of America.

Page 25 of 28 Pages

c. Other than as described in Items 3 and 5a above, the following are the only transactions known to the persons filing this statement since the filing of Amendment No. 29 to this Schedule 13D:

The Saul Trust acquired shares of Common Stock in the open market on the dates, in the amounts and for the total cost indicated in the following table:

Date of Purchase	Number of Shares	Price per Share	Total Cost
January 6, 2010	3,000	$32.34	$97,020.00
January 7, 2010	5,000	$32.79	$163,946.00
January 8, 2010	5,000	$34.05	$170,273.50
February 26, 2010	6,800	$35.68	$242,607.00
March 1, 2010	8,000	$36.22	$289,738.40
March 2, 2010	4,500	$36.59	$164,640.15
March 3, 2010	2,309	$36.77	$84,911.40
March 15, 2010	1,000	$37.81	$37,808.00
March 16, 2010	4,200	$37.98	$159,497.94
March 18, 2010	400	$39.03	$15,612.00
March 19, 2010	2,700	$38.86	$104,924.97
March 22, 2010	400	$38.65	$15,460.00
March 26, 2010	200	$40.89	$8,177.00
March 29, 2010	4,929	$41.59	$205,017.81
March 30, 2010	5,000	$41.35	$206,763.00
March 31, 2010	2,472	$41.29	$102,060.97
April 1, 2010	4,400	$41.22	$181,383.40
April 5, 2010	3,600	$41.68	$150,057.72
April 6, 2010	5,000	$42.07	$210,349.50
April 7, 2010	5,000	$41.74	$208,702.00
April 8, 2010	4,209	$41.70	$175,499.31
April 9, 2010	2,563	$41.80	$107,130.07
May 6, 2010	12,600	$39.89	$502,571.16
May 7. 2010	8,000	$38.71	$309,682.40
May 10, 2010	8,000	$41.13	$329,019.20
May 11, 2010	8,000	$40.85	$326,819.20

The price per share and total cost columns include a $0.05 per share broker commission charge.

d. Beneficiaries of the Trusts and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

e. Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Page 26 of 28 Pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement dated as of September 6, 2005, incorporated by reference to Exhibit 1 to Amendment No. 23 to the Schedule 13D, filed with the Securities and Exchange Commission on September 8, 2005.

Page 27 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ B. FRANCIS SAUL II
May 11, 2010		B. Francis Saul II

B. F. SAUL COMPANY

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chairman and Chief Executive Officer

B. F. SAUL PROPERTY COMPANY

May 11, 2010	By:	/S/ B. FRANCIS SAUL III
B. Francis Saul III, Chairman and President

WESTMINSTER INVESTING CORPORATION

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chairman, President and Chief Executive Officer

VAN NESS SQUARE CORPORATION

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chief Executive Officer

AVENEL EXECUTIVE PARK PHASE II, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chairman and Chief Executive Officer

Page 28 of 28 Pages

DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chairman and Chief Executive Officer

B. F. SAUL REAL ESTATE INVESTMENT TRUST

May 11, 2010	By:	/S/ B. FRANCIS SAUL II
B. Francis Saul II, Chairman and Chief Executive Officer